February 4, 2009

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.


WALL ST
BROAD ST

Financial Markets in Review December 2008

U.S. and global equity benchmarks tumbled in 2008, as the powerful headwinds that were gathering in the second half of last year developed into a full-fledged recession. On December 1, 2008, the National Bureau of Economic Research, the official arbiter of business cycles, declared that a recession had begun 12 months earlier.

Despite near-term headwinds, we continue to look for opportunities in the sectors of energy, agricultural commodities and infrastructure. Taxable fixed income strategies focus on maximizing opportunities available due to the dislocation in bond markets, while minimizing the negative effects from illiquidity.

January Performance Returns Available

Sit Mutual Funds' January 2009 performance returns are available. To view the results go to the Performance page.

1099 Tax Forms

1099 Tax forms for Sit Funds were mailed on January 30, 2009. Online copies of the tax forms will be available in the second half of February.

2009 Investment Seminars

From February to April, Sit Mutual Funds will host three different investment seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.

Money Market News

Details about the U.S. Treasury Department's Temporary Guarantee Program for Money Market Funds is available on the Money Market page.



Eugene Sit
1938 - 2008

→ More

Daily Prices

Account Access

Contact Us

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.

Performance

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals
Service Professionals
Performance
Prices

Total Returns | Yields and Distributions

Average Annual Total Returns - Equity Funds

As of 1/31/2009
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
Balanced	**-8.11%**	**-26.01%**	**-6.17%**	**-0.45%**	**-0.88%**	**4.89%**
S&P 500 Index	-14.09	-38.63	-11.78	-4.25	-2.65	5.80
Lehman Aggregate Bond Index	6.16	2.59	5.19	4.30	5.46	6.07
Dividend Growth Class I	**-11.19**	**-30.96**	**-5.68**	**1.26**	--	**1.16**
S&P 500 Index	-14.09	-38.63	-11.78	-4.25	--	-3.83
Dividend Growth Class S	**-11.16**	**-31.13**	--	--	--	**-6.85**
S&P 500 Index	-14.09	-38.63	--	--	--	-12.86
Global Dividend Growth Class I[3]	**-9.74**	--	--	--	--	**-13.08**[1]
Global Dividend Growth Class S[3]	**-9.80**	--	--	--	--	**-13.14**[1]
S&P 500 Index	-14.09	--	--	--	--	-28.52[1]
MSCI EAFE Index	-9.56	--	--	--	--	-27.81[1]
Composite Index[4]	-12.28	--	--	--	--	-28.20[1]
Large Cap Growth	**-11.77**	**-33.10**	**-8.93**	**-1.13**	**-4.15**	**8.75**
Russell 1000® Growth Index	-10.80	-36.44	-11.11	-4.76	-5.29	9.19
Mid Cap Growth[5]	**-13.75**	**-42.04**	**-14.26**	**-2.35**	**-1.39**	**10.46**
Russell Midcap® Growth Index	-11.13	-42.24	-14.80	-3.86	-0.94	--
International Growth[3]	**-12.39**	**-47.17**	**-14.60**	**-3.25**	**-5.41**	**1.67**
MSCI EAFE Growth Index	-8.92	-42.29	-11.08	-0.75	-2.23	1.67
Small Cap Growth[5]	**-14.32**	**-39.92**	**-13.71**	**-2.94**	**3.12**	**7.78**
Russell 2000® Growth Index	-14.38	-37.48	-14.35	-4.86	-1.97	3.04
Developing Markets Growth[3]	**-11.77**	**-54.63**	**-12.11**	**2.83**	**4.78**	**1.46**
MSCI Emerging Markets Index	-7.18	-51.36	-12.25	2.98	6.06	0.69

Average Annual Total Returns - Fixed Income Funds

As of 1/31/2009
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]
U.S. Government Securities	**2.47%**	**3.06%**	**5.35%**	**4.33%**	**4.75%**	**6.54%**
Lehman Interm. Gov't Index	4.44	6.53	7.09	4.91	5.56	6.92
Tax-Free Income	**-1.77**	**-12.57**	**-2.87**	**-0.48**	**1.60**	**4.64**
Lehman 5-Year Municipal Index	7.09	6.36	5.72	4.10	4.77	5.90
Minnesota Tax-Free Income[6]	**2.92**	**-7.00**	**-0.13**	**1.48**	**2.84**	**4.14**
Lehman 5-Year Municipal Index	7.09	6.36	5.72	4.10	4.77	5.05

Average Annual Total Returns - Money Market

As of 1/31/2009
(Updated Monthly)

Fund Name	3 Month[1]	1 Year	3 Year	5 Year	10 Year	Since Inception[2]	7-Day Yield[7]	7-Day Effective Yield[7]
Money Market[8]	**0.12%**	**1.83%**	**3.73%**	**3.02%**	**3.10%**	**3.72%**	**0.00%**	**0.00%**
3-Month Treasury Bill	0.02	1.17	3.53	3.09	3.23	3.87	--	--

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include reinvestment of all dividends and capital gains. For any returns less than one year, the returns are cumulative. Investors should consider the investment objectives, risks, charges and expenses of the Fund carefully before investing. This and other information is contained in the Funds' prospectus, which may be obtained by calling or visiting this webpage. Please read this prospectus carefully before you invest or send money. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Not annualized.

(2) Annualized Return since inception. The inception dates for the Funds are as follows: Sit Balanced Fund 12/31/93; Sit Dividend Growth Fund Class I 12/31/03; Sit Global Dividend Growth Fund 9/30/08; Sit Dividend Growth Fund Class S 3/31/06; Sit Large Cap Growth Fund 9/2/82; Sit Mid Cap Growth Fund 9/2/82; Sit International Growth Fund 11/1/91; Sit Small Cap Growth Fund 7/1/94; Sit Developing Markets Growth Fund 7/1/94; Sit Money Market Fund 11/1/93; Sit U.S. Government Securities Fund 6/2/87; Sit Tax-Free Income Fund 9/29/88; Sit Minnesota Tax-Free Income Fund 12/1/93..

(3) *Sit Global Dividend Growth Fund, Sit Developing Markets Growth Fund and Sit International Growth Fund* invest in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

(4) *Composite Index* comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

(5) *Sit Small Cap Growth Fund and Sit Mid Cap Growth Fund* primarily invest in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

(6) Investment income in the *Sit Minnesota Tax-Free Income Fund* & the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(7) The yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

(8) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.

Performance

Daily Prices

Account Access

Contact Us

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 1/31/2009

(Updated Monthly)

Fund Name	12-Month Distribution Rate[3]
Balanced	2.89%
Dividend Growth Class I	2.10
Dividend Growth Class S	1.85

Current Yields and Distribution Rates - Fixed Income Funds

As of 1/31/2009

(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	5.12%	4.68%	0.04295
Tax-Free Income	6.73	4.58	0.03491
Minnesota Tax-Free Income[1]	5.66	4.57	0.03644
Fund Name	**7-Day Compound Effective Yield**	**7-Day Simple Yield**	**Dividend Distribution Factor**
Money Market[2]	0.00%	0.00%	0.00012

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Investment income in the *Sit Minnesota Tax-Free Income Fund* and the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(2) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(3) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Limited Distribution Funds
- High Income Municipal Fund

Investment Professionals

Service Professionals

Performance

Prices

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.